# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: P3 Health Partners Inc., CIK 0001832511
CUSIP: 744413105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2370 Corporate Circle, Suite 300, Henderson, Nevada (NV), 89074
Date of event which requires filing of this statement: 06/04/2025
Amends the filing with accession number 0001193125-21-355584
Filed by CIK 0001897558
Persons authorized to receive notices and communications: Michael J. Wilson, Chicago Pacific Founders UGP, LLC,, 980 North Michigan Avenue Suite 1998, Chicago, Illinois (IL), 60611, 312-273-4750

## Reporting persons
- Chicago Pacific Founders UGP, LLC (CIK 0001897558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,208,306; shared voting power 0; sole dispositive power 2,029,342; shared dispositive power 0; aggregate amount beneficially owned 2,208,306 (28.33% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- Chicago Pacific Founders GP, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,208,306; shared voting power 0; sole dispositive power 2,029,342; shared dispositive power 0; aggregate amount beneficially owned 2,208,306 (28.33% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- Chicago Pacific Founders Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,961,646; shared voting power 0; sole dispositive power 1,800,907; shared dispositive power 0; aggregate amount beneficially owned 1,961,646 (25.29% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- Chicago Pacific Founders Fund-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 62,490; shared voting power 0; sole dispositive power 57,887; shared dispositive power 0; aggregate amount beneficially owned 62,490 (0.81% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- Chicago Pacific Founders Fund-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 133,880; shared voting power 0; sole dispositive power 124,018; shared dispositive power 0; aggregate amount beneficially owned 133,880 (1.72% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- VBC Growth SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,583; shared voting power 0; sole dispositive power 8,583; shared dispositive power 0; aggregate amount beneficially owned 8,583 (0.12% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- Chicago Pacific Founders UGP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,082; shared voting power 0; sole dispositive power 6,210,082; shared dispositive power 0; aggregate amount beneficially owned 6,210,082 (49.99% of the class)
  Comment: (1) The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
  (2) Includes 1,428,129 shares of Common Stock issuable upon exercise of warrants that were issued by the Issuer to VBC 4 on February 13, 2025. The shares of Common Stock underlying the warrants were subject to shareholder approval which was obtained on June 4, 2025.
- Chicago Pacific Founders GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,082; shared voting power 0; sole dispositive power 6,210,082; shared dispositive power 0; aggregate amount beneficially owned 6,210,082 (49.99% of the class)
  Comment: (1) The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
  (2) Includes 1,428,129 shares of Common Stock issuable upon exercise of warrants that were issued by the Issuer to VBC 4 on February 13, 2025. The shares of Common Stock underlying the warrants were subject to shareholder approval which was obtained on June 4, 2025.
- CPF III PT SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,568,000; shared voting power 0; sole dispositive power 2,568,000; shared dispositive power 0; aggregate amount beneficially owned 2,568,000 (28.89% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- CPF III-A PT SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 773,022; shared voting power 0; sole dispositive power 773,022; shared dispositive power 0; aggregate amount beneficially owned 773,022 (10.04% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- VBC Growth SPV 3, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,428,129; shared voting power 0; sole dispositive power 1,428,129; shared dispositive power 0; aggregate amount beneficially owned 1,428,129 (16.58% of the class)
  Comment: The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
- VBC Growth SPV 4, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,428,129; shared voting power 0; sole dispositive power 1,428,129; shared dispositive power 0; aggregate amount beneficially owned 1,428,129 (16.58% of the class)
  Comment: (1) The reported shares reflect a 1-for-50 reverse stock split effected by the Issuer on April 11, 2025.
  (2) Includes 1,428,129 shares of Common Stock issuable upon exercise of warrants that were issued by the Issuer to VBC 4 on February 13, 2025. The shares of Common Stock underlying the warrants were subject to shareholder approval which was obtained on June 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: P3 Health Partners Inc.
Address of issuer's principal executive offices: 2370 Corporate Circle, Suite 300, Henderson, Nevada (NV), 89074
Comment:
The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.

Explanatory Note:

On February 13, 2025, P3 Health Group, LLC entered into a financing transaction with VBC 4, consisting of an unsecured promissory note issued to VBC 4 and warrants issued to VBC 4 to purchase up to 1,428,129 shares of Class A Common Stock.

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends the Schedule 13D of (i) Chicago Pacific Founders UGP, LLC, a Delaware limited liability company, (ii) Chicago Pacific Founders GP, L.P., a Delaware limited partnership, (iii) Chicago Pacific Founders Fund, L.P., a Delaware limited partnership, (iv) Fund-A, (v) Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership, (vi) VBC, (vii) Chicago Pacific Founders UGP III, LLC, a Delaware limited liability company ("Founders UGP III"), (viii) Chicago Pacific Founders GP III L.P., a Delaware limited partnership ("Founders GP III"), (ix) CPF III PT SPV, LLC, a Delaware limited liability company, (x) CPF III-A PT SPV, LLC, a Delaware limited liability company, and (xi) VBC 3 (collectively with the foregoing entities, the "Reporting Persons") that was filed with the Securities and Exchange Commission on January 31, 2025 (including this amendment, the "Schedule 13D"), with respect to the Class A Common Stock of P3 Health Partners Inc., a Delaware corporation (the "Company" or the "Issuer"). This amendment to the Schedule 13D constitutes Amendment No. 5 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 5 adds the following additional reporting person: VBC 4.
Residence or business address: The business address for the Reporting Persons is 980 North Michigan Avenue, Suite 1900, Chicago, IL 60611.
Present principal occupation or employment: VBC 4 is engaged in the business of investing in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 13, 2025, P3 Health Group, LLC, a subsidiary of the Company, entered into the previously disclosed financing transaction with VBC 4, consisting of an unsecured promissory note and warrants ("VBC 4 Warrants") to purchase shares of Class A Common Stock.

The manager of VBC 4 is Founders GP III, an affiliate of the principal stockholder of the Company.

Founders UGP III controls the voting and dispositive decisions with respect to the VBC 4 Warrants and the underlying shares of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended by adding the following:

The ownership percentages set forth below are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 3,268,093 shares of Class A Common Stock and 3,919,924 shares of Class V Common Stock outstanding as of May 1, 2025, based on the number of securities outstanding as contained in the most recently available filing with the SEC by the Issuer. The shares of Class V Common Stock are redeemable at the Reporting Person's option for the Issuer's Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V Common Stock and Class A Common Stock vote as a single class.

VBC 4 holds warrants to purchase 1,428,129 shares of Class A Common Stock, and the manager of VBC 4 is Founders GP III, a wholly owned subsidiary of Founders UGP III. Founders UGP III controls the voting and dispositive decisions with respect to the Warrants and the underlying shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 VBC Growth SPV 4, LLC Limited Liability Company Agreement dated as of February 12, 2025, entered into by and among the members thereto

99.2 Warrant Agreement, by and between P3 Health Group, LLC and VBC Growth SPV 4, LLC

## Signatures
- Chicago Pacific Founders UGP, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- Chicago Pacific Founders GP, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- Chicago Pacific Founders Fund, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- Chicago Pacific Founders Fund-A, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- Chicago Pacific Founders Fund-B, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- VBC Growth SPV, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- Chicago Pacific Founders UGP III, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- Chicago Pacific Founders GP III, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- CPF III PT SPV, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- CPF III-A PT SPV, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- VBC Growth SPV 3, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
- VBC Growth SPV 4, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (06/06/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.